UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	3 May 2022
Release number	13/22

BHP completes the divestment of its BMC interest

BHP has today completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited (Stanmore Resources).

Stanmore Resources has paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of approximately US$200 million for working capital. US$100 million cash remains payable to BHP in six months on 3 November 2022 with potential for an additional amount of up to US$150 million in a price-linked earnout payable to BHP in the 2024 calendar year. The total cash consideration for the transaction will be up to US$1.35 billion plus the final completion adjustment amount.

Stanmore Resources is an Australian Securities Exchange listed business with operations in Queensland’s Bowen Basin and has committed to oversee and operate BMC in compliance with industry best practice in relation to safety and environmental performance, as well as regulatory, community and workforce engagement.

ENDS

About BMC

BMC is an operated metallurgical coal joint venture in Queensland Australia which comprises the Poitrel and South Walker Creek operations, Red Mountain Infrastructure and the Wards Well development.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Sabrina Goulart
Tel: +1 713 961 8283	Mobile: +1 832 781 6698
Mobile: +1 713 299 5342

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 3, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary